Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:
Cary Grossman
Chief Financial Officer
713-827-2104
cgrossman@gentium.it

Investor Relations Contacts:
U.S.
Lippert/Heilshorn & Assoc.
Kim Sutton Golodetz
Kgolodetz@lhai.com
Anne Marie Fields
afields@lhai.com
212-838-3777
Italy:
Burson-Marsteller
Luca Ricci Maccarini
luca_maccarini@it.bm.com
+39 02.721431

GENTIUM TO TRADE ON NASDAQ NATIONAL MARKET

Villa Guardia (Como), Italy (May 5, 2006) - Gentium S.p.A. (AMEX: GNT) (the Company) today announced that effective May 16, 2006, the Company’s American Depository Shares (ADSs) will be listed for trading on The NASDAQ National Market System (NASDAQ NMS) under the symbol GENT. The Company’s ADSs will continue to trade on the American Stock Exchange until they are de-listed from the American Stock Exchange after the market closes on May 15, 2006.

Commenting on the announcement, Laura Ferro, M.D., President and Chief Executive Officer of Gentium, said, "This decision was reached after careful consideration. We believe that the NASDAQ NMS will afford us increased visibility within the investment community, while enhancing the trading liquidity of Gentium’s ADSs. This is an important achievement and milestone for the Company, and part of our ongoing efforts to maximize shareholder value.”

“We have been extremely pleased with the professionalism of the American Stock Exchange, and we extend our thanks to the AMEX staff and to our specialist for their fine service,” Dr. Ferro added.

The NASDAQ Stock Market is the largest electronic screen-based equity securities market in the United States with approximately 3,200 listed companies. It is a highly-regulated electronic securities market comprised of competing market makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems. The NASDAQ Stock Market, which includes the NASDAQ NMS and the NASDAQ Capital Market, is operated by the NASDAQ Stock Market, Inc.

About Gentium
Gentium S.p.A. is a biopharmaceutical company located in Villa Guardia (Como), Italy that is focused on the research, discovery and development of drugs derived from DNA extracted from natural sources, and drugs that are synthetic derivatives, to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate in the U.S., is an investigational drug that has been granted Orphan Drug status by the U.S. FDA to treat Severe VOD and Fast Track designation for the treatment of Severe VOD in recipients of stem cell transplants.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(5) under the caption “Risk Factors.”

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